                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934


            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
              (Translation of Subject Company's name into English)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
           (each representing the right to receive 7 Class D shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV), par
                       value Bs.36.90182224915 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204421101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                     Armando Yanes, Chief Financial Officer
            Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                               Avenida Libertador
                      Centro Nacional de Telecomunicaciones
                          Nuevo Edificio Administrativo
                          Piso.1, Apartado Postal 1226
                             Caracas, Venezuela 1010
                          Telephone: (58) 212-500-6800
--------------------------------------------------------------------------------
  (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

             Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000
                            Facsimile: (212) 530-5219

                            CALCULATION OF FILING FEE
              Transaction                                Amount of
               valuation*                                filing fee
          --------------------                      --------------------
             Not applicable.                           Not applicable.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

A. Sales Force Script For Accounts

--------------------------------------------------------------------------------

 .    Good [day/afternoon/], I am _________________ and am calling on behalf of
     CANTV.

 .    As you may have read, last Monday CANTV's Board authorized CANTV to pay an
     Extraordinary Dividend and proceed with a Share Repurchase Program, subject to shareholder approval at a special meeting scheduled for October 24, 2001. The Board has recommended that shareholders vote in favor of the Extraordinary Dividend and the Repurchase Program. (Pause)

     -- If approved by shareholders, CANTV will pay an Extraordinary Dividend in bolivars equal to US$550 million, or approximately US$4.89 per ADS, in two installments. The first installment of US$300 million, or US$2.67 per ADS, is expected to be paid December 10. The second installment of US$250 million, or US$2.22 per ADS, is expected to be paid next March 19.

     -- Under the Repurchase Program, CANTV will make tender offers in the U.S. and Venezuela to purchase, for up to US$30 per ADS and about US$4.29 per share, representing up to 15% of CANTV's outstanding shares. Although completion of the offers is subject to shareholder approval, the offers are expected to commence as soon as CANTV obtains the necessary regulatory approvals in the US and Venezuela. The offers would conclude before the record date for first installment of the extraordinary dividend.

     -- Together, the extraordinary dividend and the share repurchase will distribute approximately $1.2 billion to shareholders, while maintaining the long-term viability of CANTV. (Pause)

 .    The CANTV Board will also review its dividend policy in order to provide shareholders with the greatest possible return, while keeping in mind the financing required to grow the Company.

 .    The CANTV Board has also authorized a program under which two employee trusts will seek to purchase Class C shares after concluding with the Repurchase at the same proration factor and price as the Repurchase. The fact that Class C shareholders (CANTV employees, former employees and retirees), will be allowed to sell their shares to the employee funds, will allow the Class D shareholders to sell more shares in the Repurchase. This program is subject to shareholder approval, but will be voted on at a future shareholders' meeting. (Pause)

 .    [Another advantage of our proposal is that after the 15% Repurchase, the trading of CANTV shares will continue to be liquid. In addition, the Repurchase will not result in a change of control transaction. Verizon filed a proposal with the CNV (Comision Nacional de Valores) to ensure that VenWorld's voting interest in CANTV would not increase as a result of the proposed repurchase program. Under the proposal, shares equal to any increase in VenWorld's interest would be placed in trust and would not be voted with the rest of VenWorld's CANTV shares].

 .    Do you have any questions about what I have described?

 .    What you think about CANTV's Board's decisions?

 .    Have you decided how you will vote at the October 24th shareholder meeting?

 .    For our records, would you mind telling us how many shares/ADRs you own?

 .    Is there any way that we could be of assistance?

Thank you very much for your time and consideration, please feel free to call us at [____________] if you have any questions or could be of any assistance.